                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 10/A


                                 AMENDMENT NO. 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                    ELEKTRYON
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


                  Nevada                                 88-0353324
--------------------------------------------------------------------------------
     (State or Other Jurisdiction of                  (I.R.S. Employer
     Incorporation or Organization)                  Identification No.)

6565 Spencer Street, Suite 206, Las Vegas, NV               89119
--------------------------------------------------------------------------------
      (Address of Principal Executive Offices)           (Zip Code)


Registrant's telephone number, including area code     (702) 361-1719

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange On Which
         to be so Registered                Each Class is to be Registered
         -------------------                ------------------------------

                None                                     None
                ----                                     ----



        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                                (Title of Class)

                                    ELEKTRYON

                                 FORM 10/A NO. 2

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

        Elektryon, a Nevada corporation (also referred to herein as the "Company"), submits this Amendment No. 2 to its Form 10 filed on April 30, 2001, as amended by Amendment No. 1 thereto dated June 28, 2001, to amend the following Items.

ITEM 2.FINANCIAL INFORMATION.

        Elektryon hereby amends and restates in its entirety Item 2 of its Form 10 as follows:


                             SELECTED FINANCIAL DATA

        The following historical selected financial data are derived from a combination of audited and unaudited financial statements of the Company. The operating data and balance sheet data set forth below should be read in conjunction with the Company's Financial Statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document.



                                                          YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------
                                         2000         1999         1998        1997        1996
                                       ----------------------------------------------------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues ............................. $    190    $     --    $     --    $     --    $     --
Cost of revenues .....................      137          --          --          --          --
Other operating expenses .............   23,757       8,517       3,541       2,566          25
Operating loss .......................  (23,704)     (8,517)     (3,541)     (2,566)        (25)
Net loss per Common Share:
  Basic and Diluted ..................    (3.77)      (1.97)      (1.11)      (1.47)      (0.02)
Weighted average shares outstanding:
  Basic and Diluted ..................    6,169       4,344       3,230       1,745       1,201

                                                            AS OF DECEMBER 31,
                                       ----------------------------------------------------------
                                         2000         1999         1998       1997        1996
                                       ----------------------------------------------------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets ......................... $ 20,273    $  6,916    $    594    $    930    $     10
Long-term liabilities ................       89         131         203          70          --
Stockholders' equity .................   14,943       6,008      (1,140)        815          10




                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


        FORWARD-LOOKING STATEMENTS

        Certain items discussed in this Form 10 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements which make reference to the expectations or beliefs of the Company or any of its management are such forward-looking statements. These statements use words such as "believe," "expect," "may," "should" and "anticipate." Such information includes, without limitation, statements regarding the Company's future financial performance, development of products, expansion plans and estimated capital expenditures. Such information also includes statements regarding the performance of the Company's technology, which is in the process of being developed and refined. Actual results will be affected by a variety of risks and factors, including, without limitation, international, national and local economic conditions and financing risks.

        All such forward-looking statements speak only as of the date of this Form 10. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

        THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS FORM 10.

OVERVIEW

        Elektryon develops, assembles and has recently begun to market the POWR/MASTR(TM), a 100 kW generator designed specifically for uninterruptible on-site electricity generation, to address the rapidly growing distributed generation market. The Company's commercially available POWR/MASTER(TM) is a specially customized GM reciprocating engine with high fuel efficiency and low emissions levels which produces on-site electricity for a wide range of commercial and industrial applications. The POWR/MASTR(TM) technology is protected by a U.S. patent with over 90 claims. The Company began developing the POWR/MASTR(TM) technology in 1993, and has since inception incurred operating losses of $37.9 million as of December 31, 2000. The Company expects operating losses to continue through the year 2001.

        Since inception, the Company has been developing and refining its technology and, in early 2000, began testing several units in field operations in Chicago, Illinois; Linden, New Jersey; Tucson, Arizona; and San Diego, California. The Company has recently begun marketing its product to several potential nationwide customers. The Company has built an assembly facility on leased property in Odessa, Texas. The Company has also installed a complete Information Technology system for managing both the production of POWR/MASTR(TM) units and the long-term servicing of the units generating electricity on customers' premises. Installed units are expected to be connected in a nationwide data network with central monitoring and alarming facilities that will enable the Company to provide prompt and effective maintenance.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED
DECEMBER 31, 1999

REVENUES

        The Company was a development stage enterprise in both years and generated no material revenues in 1999 and $190,000 of revenues in 2000.

GROSS PROFIT (LOSS)

        The Company had no units assembled for sale and therefore derived no gross profit in 1999, and generated $190,000 in sales resulting in $53,000 in gross profits in 2000.

RESEARCH AND DEVELOPMENT

        As a development stage company, the Company spent approximately $4.4 million for Research and Development in 2000, $2.8 million, or 57%, higher than in 1999, as the Company researched, designed and built prototype units for demonstration and testing. Sixteen units were installed for testing and demonstration purposes in 2000.

SELLING, GENERAL AND ADMINISTRATIVE

        The Company's Selling, General and Administrative expenses were approximately $12.3 million in 2000, $5.7 million, or 215%, higher than in 1999. This increase related to increased costs of supporting demonstration units in field locations and developing potential customers.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED
DECEMBER 31, 1998

REVENUES

        The Company was a development stage enterprise in both years and generated no material revenues.

GROSS PROFIT (LOSS)

        The Company was a development stage enterprise in both years and had no units assembled for sale and therefore derived no gross profit in 1999 or 1998.

RESEARCH AND DEVELOPMENT

        As a development stage company, the Company spent approximately $2.8 million in 1999, $1.5 million, or 87%, higher than in 1998, as the Company researched, designed and built prototype units for demonstration and testing.

SELLING, GENERAL AND ADMINISTRATIVE

        The Company's Selling, General and Administrative expenses were approximately $5.7 million in 1999, $2.0 million, or 185%, higher than in 1998. This increase related to increased costs of supporting demonstration units in field locations and developing potential customers.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

        The following table presents the unaudited quarterly financial information for the eight quarters ended December 31, 2000. This information was prepared in accordance with generally accepted accounting principles, and, in the opinion of management, contains all of the necessary adjustments for a fair presentation of such quarterly information when read in conjunction with the financial statements included elsewhere in this document. Operating results for any prior quarters may not necessarily prove indicative of the results for any future quarters.

                                        1999                                2000
                         ---------------------------------- ------------------------------------
                         FIRST    SECOND   THIRD    FOURTH   FIRST     SECOND   THIRD    FOURTH
                         QUARTER  QUARTER  QUARTER  QUARTER  QUARTER   QUARTER  QUARTER  QUARTER
                         -------  -------  -------  -------  -------   -------  -------  -------
Total revenues.........  $    0   $     0   $    0   $    0   $  190    $    0   $    0  $      0
Cost of goods sold.....       0         0        0        0      137         0        0         0
Gross profit (loss)....       0         0        0        0       53         0        0         0
Operating expenses.....       0         0        0        0        0         0        0         0
Research and
development............     145       516      256    1,916      155       210      212     3,850
Selling, general &
administrative.........     736       987    1,020    2,941    2,852     2,069    4,732     2,676
Royalty expense........       0         0        0        0        0         0        0         0
Interest income
(expense)..............       0         0        0      (24)      86        66      129       175
Income (loss) from
operations.............    (881)   (1,503)  (1,276)  (4,881)  (2,865)   (2,213)  (4,815)  (13,351)
Net income (loss)......  $ (881)  $(1,503) $(1,276) $(4,881) $(2,865)  $(2,213) $(4,815) $(13,351)

        The revenues and the cost of goods sold in the first quarter of 2000 reflect the Company's only sale since inception.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's cash requirements depend upon many factors, including its product development activities, production expansion and commercialization efforts. Substantial resources must be devoted to expanding marketing and sales efforts, increasing the Company's manufacturing capacity, expanding research and development operations, and installing a centralized system for continuous remote monitoring of units in service. On September 1, 2001, the Company terminated the Asset Acquisition Agreement, and, accordingly, the Company will not receive the $5 million cash payment from Solo contemplated to be paid under that agreement. The Company does not have sufficient capital to fund operations and has no available credit facilities or other currently available sources of financing. As of September 15, 2001, the Company had reduced its payroll to 12 employees to reduce operating costs and had sold inventory and fixed assets for $1,542,000 to raise operating funds. The Company currently is continuing the sale of additional inventory and some fixed assets with the objective of satisfying the claims of its creditors. The Company believes it can satisfy those claims, which aggregate approximately $3,022,000.

        In the year ended December 31, 2000, the Company wrote inventories down to estimated net realizable value and recorded an expense of $7 million in its statement of operations. SEE NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 -- NOTE 2. There can be no assurance that the Company could sell its remaining inventories for the estimated net realizable value of such inventories.

        The Company financed the development of the POWR/MASTR(TM) technology primarily through private equity offerings, including the issuance of stock in exchange for services. The Company raised approximately $63.3 million through December 31, 2000. The primary use of capital has been to fund research and development, capital expenditures and production costs for prototype units. Net cash used in operating activities was $21.1 million, $6.0 million, and $3.1 million for the years ended December 31, 2000, 1999 and 1998. At December 31, 2000, the Company had commitments of approximately $4.6 million for expenses. During the year 2000 the Company purchased approximately 700,000 shares of its outstanding Common Stock from its three founding shareholders for approximately $14.0 million, at $20 per share, which amount was obtained by the Company from sales of such shares by the Company to third parties. In addition, approximately 250,000 shares of the Company's Common Stock were sold by the Company's founders, primarily during 1999 and 2000, directly to third party investors and the proceeds were not remitted to the Company. It further appears that in many cases the fact that the proceeds were not remitted to the Company was not disclosed to the third party investors. SEE "ITEM 6. EXECUTIVE COMPENSATION -- THE SETTLEMENT WITH THE COMPANY'S FORMER DIRECTORS" AND "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

        Elektryon has obtained waivers from its accredited investor shareholders of specified securities claims such shareholders may have against Elektryon and any representative of the Company. At July 30, 2001, Elektryon had received the requested waivers from accredited investor shareholders holding approximately 87% of the outstanding Common Stock.

        In consideration for entering into a Waiver and Release Agreement, Elektryon issued an additional fraction of a share of Common Stock with respect to each share of Common Stock that had been purchased by a shareholder from the Company at a price in excess of $11.00 per share in cash, as set forth in the table in "ITEM 1. BUSINESS - THE REORGANIZATION - THE WAIVER AND RELEASE SOLICITATION." The issuance of the additional shares of Common Stock will have the effect of reducing the participating shareholder's average purchase price per share to approximately $11.00. The total number of shares of Common Stock that each such shareholder received was rounded down to the nearest number of whole shares.

        Shareholders who had purchased shares from the Company for $11.00 per share or less or did not pay any cash for shares and who entered into a Waiver and Release Agreement received nominal consideration of $10.00 per holder, regardless of the number of shares held.

        Each shareholder who entered into a Waiver and Release Agreement waived and released certain identified potential claims against Elektryon and its representatives in connection with their purchase of Common Stock from the Company. SEE "ITEM 1. BUSINESS -- THE REORGANIZATION - THE WAIVER AND RELEASE AGREEMENT" for a list of those claims. As of July 30, 2001, such holders of approximately 7,357,474 shares of Common Stock (or 87% of the outstanding shares of Common Stock) had granted such waivers and releases. In addition, as of that date the Company had received Waiver and Release Agreements executed by non-accredited investors holding 335,120 or 4% of Elektryon's issued and outstanding Common Stock which it has not and will not accept and which are not enforceable by the Company. The Board has decided to issue shares of Common Stock and/or pay cash to such holders in the same manner as with accredited investors.

        As of September 15, 2001, with respect to shareholders who accepted the Waiver Offer, Elektryon (a) issued 1,728,656 shares of Common Stock to shareholders who purchased shares of Common Stock from the Company for more than $11.00 per share, and (b) paid nominal consideration of $10.00 per holder, regardless of the number of shares held, to shareholders who purchased shares of Common Stock for $11.00 per share or less or who paid no cash for shares. The Company estimates that if all of the non-accredited investors who purchased Common Stock from the Company were to successfully assert rescission rights, it would be required to make payments to them equal to the price they paid for their securities plus the aggregate amount of interest at the statutory interest rates from the date of issuance to the date of rescission. The Company also estimates that if the holders of all shares of Common Stock were to successfully assert rescission rights, it would be required to make payments aggregating approximately $65 million plus the aggregate amount of interest at the statutory interest rates from the date of issuance to the date of the rescission offer. The Company currently has no cash available to fund the potential rescission liability. The Company would be required to seek capital through equity financing or the sale of assets to fund its rescission liability, and there can be no assurance that sufficient financing or an asset sale could be obtained on terms acceptable to it or at all. If the Company were unable to obtain additional financing to satisfy any demand for rescission it will continue to be subject to claims from the holders of the Common Stock for possible violations of applicable state and federal securities laws.

        There can be no assurance that claims asserting violations of state or federal securities laws will not be asserted notwithstanding the Waiver Offer. Furthermore, there can be no assurance that the Company will not be subject to penalties or fines relating to past securities issuances or that the offerees or other holders of the Common Stock will not assert and prevail in claims against the Company for rescission or damages under federal or state securities laws. Even if the Company were successful in defending any securities law claims, the assertion of such claims against the Company would result in costly litigation and significant diversions of effort by the Company's management. In addition, the Waiver Offer will not prevent the Securities and Exchange Commission or any state securities commission from pursuing enforcement action against the Company with respect to any alleged violations of federal or state securities laws. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. SEE "ITEM 1. BUSINESS -- LITIGATION."

QUALITATIVE AND QUANTITATIVE DISCLOSURES OF MARKET RISK

        The Company is currently developing products for sale in North America, Europe and Asia. As a result, factors such as changes in foreign currency exchange rates or economic conditions in foreign markets could affect the Company's financial results. Inasmuch as the Company's sales have been negligible it has not utilized foreign exchange contracts to reduce its exposure to foreign currency fluctuations. The Company has no foreign currency translations in its reported financial statements. In the future, as the Company's customers and vendor bases expand, the Company anticipates that some transactions will be in foreign currencies.

INTEREST

        The Company's long-term debt relates to capital leases on motor vehicles and leasehold improvements at the Company's Odessa facility.

INFLATION

        The Company does not believe that inflation has had a material effect on its financial position or results of operations during the past three years. However, the Company cannot predict with certainty the future effects of inflation, including interest rate fluctuations and market fluctuations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material effect on our financial condition or results of operations.

        In December 1999, the Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which was subsequently updated by SAB 101A. SAB 101 and SAB 101A summarize certain of the Commission's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The Company does not anticipate any material impact resulting from the adoption of SAB 101.

        In March 2000, the FASB issued Interpretation 44, "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25" ("FIN 44"), which, among other issues, addresses repricing and other modifications made to previously issued stock options. The Company does not anticipate any material impact resulting from the adoption of FIN 44.

        In July 2000, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. When adopted, EITF No. 00-10 requires that all amounts billed to customers in sale of transactions related to shipping and handling be classified as revenue. The Company does not anticipate any material impact resulting from EITF No. 00-10.

ITEM 4.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        Elektryon hereby amends and restates in its entirety Item 4 of its Form 10 as follows:

        The table below sets forth the beneficial ownership of Common Stock as of July 30, 2001 by (i) each director, (ii) each of the executive officers,
(iii) all directors and executive officers of the Company as a group, and (iv) all persons known by the Board of Directors to be beneficial owners of more than five percent of the outstanding Common Stock.



                                          Number of Shares of       Percent of Common
                  Name                    Common Stock Owned           Stock Owned
        -----------------------          ---------------------      ------------------
        Philip C. Meisinger
        1812 E. 56th Street                    865,000                    9.1%
        Odessa, TX 79762

        Gene E. Stinson
        1819 Ottawa Drive                      875,000                    9.2%
        Las Vegas, NV  89109

        Edwin Wheeler
        P.O. Box 96507                         571,231                    6.0%
        Las Vegas, NV  89193

        Michael E. Holmstrom,
        President                              300,000(1)                 3.2%

        Joanne Firstenberg,
        General Counsel                        250,000(2)                 2.6%

        Wendell H. Adair, Jr.,
        Director                                31,091                      *

        Curtis Olson,
        Director                                24,576                      *

        John Cavalier,
        Director                                45,955                      *

        All directors and executive
        officers as a group (5                 651,622                    6.9%
        individuals)(3)

-----------------------

* Less than one percent.

(1) Consists of 300,000 shares of Common Stock issuable upon exercise of vested options.

(2) Consists of 250,0000 shares of Common Stock issuable upon exercise of vested options.

(3) Includes 550,000 shares of Common Stock issuable upon exercise of vested options.

ITEM 6.EXECUTIVE COMPENSATION.

        Elektryon hereby amends and restates in its entirety the sections entitled "Employment Agreements" and "Stock Options" of Item 6 of its Form 10 and adds a new section to Item 6 entitled "Option Repricing Report" as follows:

EMPLOYMENT AGREEMENTS

        Following is a description of employment agreements between the Company and Mr. Holmstrom and Ms. Firstenberg.

Michael E. Holmstrom

        Michael E. Holmstrom is employed by the Company pursuant to an amended employment agreement (the "Holmstrom Employment Agreement") which provides for him to serve as the Chief Financial Officer/President of the Company until November 7, 2003 (the "Holmstrom Employment Period"), or such earlier date as provided therein. The Holmstrom Employment Agreement provides that while Mr. Holmstrom is employed by the Company, he will devote substantially his full business time, energies and talents to serving as an officer of the Company, provided that he may engage in other activities, including, without limitation, other for profit businesses, so long as such activities do not materially interfere with his responsibilities to the Company. Mr. Holmstrom is to receive an annual salary of $250,000. Pursuant to the Holmstrom Employment Agreement, the Company paid Mr. Holmstrom (a) a bonus of $200,000 on August 2, 2001, and
(b) a lump sum payment of $500,000 on August 23, 2001. The Holmstrom
Employment Agreement further provides that Mr. Holmstrom shall remain employed by the Company through February 1, 2002, provided that Mr. Holmstrom may terminate his employment with the Company prior to such date for Good Reason (as such term is defined in such agreement), and that it shall be a breach of the Holmstrom Employment Agreement if Mr. Holmstrom terminates his employment with the Company without Good Reason prior to February 1, 2002.

        On November 7, 2000, the Board of Directors of the Company granted Mr. Holmstrom stock options to purchase 150,000 shares of the Company's Common Stock at an exercise price of $10.00 per share. Pursuant to an amendment to the Holmstrom Employment Agreement dated February 12, 2001, the Company (a) granted Mr. Holmstrom an option to purchase an additional 150,000 shares of Common Stock with an exercise price of $2.00 per share and (b) decreased the per share exercise price of the option previously granted to Mr. Holmstrom to $2.00 and accelerated the vesting of that option. All of the options granted to Mr. Holmstrom have vested. The options are exercisable for a period of 60 months from the date on which they were issued regardless of Mr. Holmstrom's employment status at the time. SEE "-- STOCK OPTIONS" AND "-- REPORT ON REPRICING OF OPTIONS."

        The Company has agreed to assign the title of one of its automobiles to Mr. Holmstrom. The Company will pay the operating costs of such automobile while Mr. Holmstrom is employed by the Company and the Company will also provide Mr. Holmstrom with tax gross-up payments so that after applicable taxes are incurred with regard to the automobile and operating costs Mr. Holmstrom will be kept whole.

        Mr. Holmstrom has agreed that during his employment and for one year after the termination of the Holmstrom Employment Agreement, he will not directly or indirectly engage in, assist, perform services for, establish or open, or have any equity interest (other than ownership of 5% or less of the outstanding stock of any corporation listed on the New York Stock Exchange or American Stock Exchange or included in NASDAQ) in any person, firm or corporation or business entity that engages in any activity in the world in which the Company is conducting business activities which are the same as, similar to, or competitive with the business of the distributed generation of electricity. Mr. Holmstrom has also agreed to keep secret and confidential indefinitely all non-public information concerning the Company and its affiliates which was acquired by or disclosed to him during the course of his employment with the Company and not to disclose the same, either directly or indirectly, to any other person, firm or entity or to use it in any way.

        If Mr. Holmstrom's employment with the Company terminates before the end of the Holmstrom Employment Period (a) for any reason, the Company will pay him a lump sum equal to his earned but unpaid salary for the period ending on the date of termination of his employment; and (b) as a result of Mr. Holmstrom's termination of employment by the Company for reasons other than Cause (as defined in the Holmstrom Employment Agreement) and not on account of his death, disability, voluntary resignation or mutual agreement of the parties, Mr. Holmstrom will receive from the Company a lump sum payment equal to his salary for the period commencing on the date of termination of his employment and ending on the earliest of (i) the last day of the Holmstrom Employment Period,
(ii) the date of Mr. Holmstrom's death, or (iii) the first anniversary of the date of termination of his employment.

Joanne Firstenberg

        Joanne Firstenberg is employed by the Company pursuant to an amended employment agreement (the "Firstenberg Employment Agreement") which provides for her to serve as the General Counsel of the Company until December 15, 2003 (the "Firstenberg Employment Period"), or such earlier date as provided therein. Ms. Firstenberg is to receive an annual salary of $250,000. The Firstenberg Employment Agreement provides that she will devote substantially her full business time, energies and talents to serving as an officer of the Company, provided that she may engage in other activities, including, without limitation, other for profit businesses, so long as such activities do not materially interfere with her responsibilities to the Company. Pursuant to the Firstenberg Employment Agreement, the Company paid Ms. Firstengerg (a) a bonus of $150,000 on August 2, 2001, and (b) a lump sum payment of $500,000 on August 23, 2001. The Firstenberg Employment Agreement further provides that Ms. Firstenberg shall remain employed by the Company through February 1, 2002, provided that Ms. Firstenberg may terminate her employment with the Company prior to such date for Good Reason (as such term is defined in such agreement), and that it shall be a breach of the Firstenberg Employment Agreement if Ms. Firstenberg terminates her employment with the Company without Good Reason prior to February 1, 2002.

        On November 7, 2000, the Board of Directors of the Company granted Ms. Firstenberg stock options to purchase 125,000 shares of the Company's Common Stock, at an exercise price of $10.00 per share. Pursuant to an amendment to the Firstenberg Employment Agreement dated

February 12, 2001, the Company (a) granted Ms. Firstengerg an option to purchase an additional 125,000 shares of Common Stock with an exercise price of $2.00 per share, and (b) decreased the per share exercise price of the option previously granted to Ms. Firstenberg to $2.00 and accelerated the vesting of that option. All of the options granted to Ms. Firstenberg have vested. The options are exercisable for a period of 60 months from the date which they were issued regardless of Ms. Firstenberg's employment status at the time. SEE "-- STOCK OPTIONS" AND "-- REPORT ON REPRICING OF OPTION."

        The Company has agreed to buy out the lease covering Ms. Firstenberg's automobile for a lump sum payment of approximately $36,000 payable to the automobile leasing company. The title of such automobile will be registered in Ms. Firstenberg's name. The Company will pay the operating costs of such automobile while Ms. Firstengerg is employed by the Company and the Company will also provide Ms. Firstenberg with tax gross-up payments so that after applicable taxes are incurred with regard to the automobile and operating costs Ms. Firstenberg will be kept whole.

        Ms. Firstenberg has agreed that during her employment and for one year after the termination of the Firstenberg Employment Agreement, she will not directly or indirectly engage in, assist, perform services for, establish or open, or have any equity interest (other than ownership of 5% or less of the outstanding stock of any corporation listed on the New York Stock Exchange or American Stock Exchange or included in the NASDAQ) in any person, firm or corporation or business entity that engages in any activity in the world in which the Company is conducting business activities which are the same as, similar to, or competitive with the business of the distributed generation of electricity. Ms. Firstenberg has also agreed to keep secret and confidential indefinitely all non-public information concerning the Company and its affiliates which was acquired by or disclosed to her during the course of her employment with the Company and not to disclose the same, either directly or indirectly, to any other person, firm or entity or to use it in any way.

        If Ms. Firstenberg's employment with the Company terminates before the end of the Firstenberg Employment Period (a) for any reason, the Company will pay her a lump sum equal to her earned but unpaid salary for the period ending on date of termination of her employment, and (b) as a result of Ms. Firstenberg's termination of employment by the Company for reasons other than Cause (as defined in the Firstenberg Employment Agreement) and not on account of her death, disability, voluntary resignation, or mutual agreement of the parties Ms. Firstenberg will receive from the Company a lump sum payment equal to her salary for the period commencing on the date of termination of her employment and ending on the earliest of (i) the last day of the Firstenberg Employment Period, (ii) the date of Ms. Firstenberg's death, or (iii) the first anniversary of the date of termination of her employment.


STOCK OPTIONS

        The following table provides information concerning grants of stock options by the Company to the named executive officers during 2000.

                         OPTIONS GRANTS FOR FISCAL 2000

                                                                         POTENTIAL REALIZABLE
                                                                           VALUE AT ASSUMED
                                                                         ANNUAL RATES OF STOCK
                                                                        PRICE APPRECIATION FOR
                                                                           OPTION TERMS (1)
                                                                        ----------------------
                        NUMBER OF   % OF TOTAL
                       SECURITIES   OPTIONS/SARS   EXERCISE
                       UNDERLYING   GRANTED TO     PRICE PER
                      OPTIONS/SARS   EMPLOYEES      SHARE    EXPIRATION
NAME                    GRANTED       IN 2000      ($/SH)       DATE         5%          10%
--------------------  ------------ ------------ ------------  ---------  -------    ---------
Michael E. Holmstrom    150,000        27.3%       $10.00     11/7/05    $82,884     $183,153

Joanne Firstenberg      125,000        22.7%       $10.00    12/15/05    $69,070     $152,628



(1) There is no established market for the Common Stock and, accordingly, the fair market value of the securities underlying the options granted to Mr. Holmstrom and Ms. Firstenberg cannot be determined.

REPORT ON REPRICING OF OPTIONS

                                                                                     LENGTH OF
                                     NUMBER OF   MARKET                              ORIGINAL
                                    SECURITIES   PRICE AT    EXERCISE                  TERM
                                    UNDERLYING   TIME OF     PRICE AT   NEW          REMAINING
                                      OPTIONS    REPRICING   TIME OF    EXERCISE    AT DATE OF
NAME                       DATE      REPRICED       (2)      REPRICING    PRICE      REPRICING
--------------------  ------------ ------------ ------------  ---------  -------    ---------
Michael E. Holmstrom(1)   2/12/01     150,000      $2.00      $10.00      $2.00      57 months

Joanne Firstenberg(1)     2/12/01     125,000      $2.00      $10.00      $2.00      58 months

(1) On February 12, 2001, the options granted to Mr. Holmstrom and Ms. Firstenberg during 2000 were repriced pursuant to their respective amended employment agreements. The $2.00 exercise price was intended to be the equivalent of fair market value of the Common Stock at the date of grant.

(2) There is no established market for the Common Stock and, accordingly, the fair market value of the securities underlying the options granted to Mr. Holmstrom and Ms. Firstenberg cannot be determined.

                             Compensation Committee

                              Wendall H. Adair, Jr.
                                  Curtis Olson
                                  John Cavalier


ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        Elektryon hereby amends and restates in its entirety Item 7 of its Form 10 as follows:

        Each of the directors of Elektryon in his capacity as a shareholder of Elektryon received and accepted a Waiver Offer. Pursuant to their respective Waiver Offers, Elektryon issued the following consideration to them:

        -       Mr. Adair received an additional 2,418 shares of Common Stock;

        -       Mr. Cavalier received an additional 20,454 shares of Common
                Stock; and

        -       Mr. Olson received an additional 1,818 shares of Common Stock

SEE "ITEM 1.  BUSINESS -- THE REORGANIZATION -- THE WAIVER OFFERS."

        The Company believes that during 2000, Messrs. Meisinger, Stinson and Wheeler sold an aggregate of approximately 700,000 shares of Common Stock held by them to the Company for an aggregate of approximately $14 million, which amount was obtained by the Company from sales of such shares by the Company to third parties. See "ITEM 6. EXECUTIVE COMPENSATION -- THE SETTLEMENT WITH THE COMPANY'S FORMER DIRECTORS." In addition, approximately 250,000 shares of the Company's Common Stock were sold by the Company's founders, primarily during 1999 and 2000, directly to third party investors and the proceeds were not remitted to the Company. It further appears that in many cases the fact that the proceeds were not remitted to the Company was not disclosed to the third party investors.

ITEM 10.      RECENT SALES OF UNREGISTERED SECURITIES.

        Elektryon hereby amends and restates in its entirety Item 10 of its Form 10 as follows:

        The following are the unregistered sales of shares of Common Stock made by the Company within the past three years:

            PERIOD               NUMBER OF SHARES    PRICE RANGE ($)
------------------------------  ------------------  ----------------
   April 1 - June 30, 1998          1,869,901             $15.00
 July 1 - September 30, 1998          43,645              $15.00
October 1 - December 31, 1998         44,521          $8.00 - $15.00
  January 1 - March 31, 1999         114,058         $15.00 - $20.00
   April 1 - June 30, 1999            59,010         $15.00 - $20.00
 July 1 - September 30, 1999         200,653         $15.00 - $20.00
October 1 - December 31, 1999        832,203         $15.00 - $20.00
  January 1 - March 31, 2000         279,390              $20.00
   April 1 - June 30, 2000           506,282              $20.00
 July 1 - September 30, 2000        1,094,374             $20.00
October 1 - December 31, 2000        320,222              $20.00
  January 1 - June 27, 2001          121,455              $20.00
                                   ----------         --------------

        The Company believes that substantially all sales of the Company's equity securities were made to accredited investors as defined in Rule 501 of Regulation D, or given or sold for nominal consideration to employees of and consultants to the Company. Accordingly, such offers and sales of such securities may have been exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Regulation D promulgated thereunder, although the Company can give no assurance that such offers and sales were exempt.

ITEM 13.      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        Elektryon hereby amends and restates in its entirety Item 13 of its Form 10 as follows:

        See pages F-1 to F-22 of this Form 10 for the Company's audited financial statements for the periods December 31, 1998, 1999, and 2000.

ITEM 14.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        Elektryon hereby amends and restates in its entirety Item 14 of its Form 10 as follows:

        There have been no changes in accountants or disagreements with accountants.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

        Elektryon hereby amends and restates in its entirety Item 15 of its Form 10 as follows:

        (a)     FINANCIAL STATEMENTS

                The following financial statements are exhibits to this Form 10:

                Report of Independent Public Accountants

                Audited Balance Sheets as of December 31, 1999 and 2000

                Audited Statements of Operations for the years ended December 31, 1998, 1999 and 2000

                Audited Statements of Changes in Stockholders' Equity for the years ended December 31, 1998, 1999 and 2000

                Audited Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000

                Notes to Audited Financial Statements

        (b)    EXHIBITS

     Exhibit No.                                         Description
    -----------                                         -----------
        2.1     Asset Acquisition Agreement between Solo Energy Corporation and
                Elektryon dated April 16, 2001.*

        2.2     Liquidating Trust Agreement.*

        2.3     Plan of Reorganization of Elektryon.*

        2.4 Letter Agreement between Solo Energy Corporation and Elektryon dated June 14, 2001.*

        2.5     Amended and Restated Plan of Reorganization of Elektryon. *

        3.1 Amended and Restated Articles of Incorporation of Elektryon dated August 21, 2000.*

        3.2     Amended and Restated By-Laws of Elektryon dated August 21,
                2000*.

        9.1     Voting Agreement dated as of February 28, 2001, among Elektryon,
                Philip C. Meisinger, Gene E. Stinson and Curtis Olson.*

        9.2     Voting Agreement dated as of November 11, 2000, as amended
                January 19, 2001, between Elektryon and Edwin Wheeler.*

        10.1    Employment Agreement dated December 15, 2000, as amended on
                February 12, 2001, between Elektryon and Joanne Firstenberg
                ("Firstenberg Employment Agreement").*

        10.2    Employment Agreement dated November 7, 2000, as amended on
                February 12, 2001, between Elektryon and Michael E. Holmstrom
                ("Holmstrom Employment Agreement").*

        10.3 Separation and Release Agreement, dated as of February 28, 2001, among Elektryon, Philip C. Meisinger and Gene E. Stinson.*

        10.4    Release, dated as of February 28, 2001, among Elektryon, Philip
                C. Meisinger and Gene E. Stinson.*

        10.5    Pledge Agreement, dated as of February 28, 2001, made by Philip
                C. Meisinger in favor of Elektryon.*

        10.6    Pledge Agreement, dated as of February 28, 2001, made by Gene E.
                Stinson in favor of Elektryon.*

-----------------------
*Previously filed

        10.7    Promissory Note, dated as of February 28, 2001, made by Philip
                C. Meisinger in favor of Elektryon.*

        10.8    Promissory Note, dated as of February 28, 2001, made by Gene E.
                Stinson in favor of Elektryon.*

        10.9 Agreement and Release, dated January 9, 2001, between Elektryon and Edwin W. Wheeler.*

        10.10   First Amendment, dated as of July 3, 2001, to the Holmstrom
                Employment Agreement.

        10.11   Second Amendment, dated as of August 23, 2001, to the Holmstrom
                Employment Agreement.

        10.12   First Amendment, dated as of July 3, 2001, to the Firstenberg
                Employment Agreement.

        10.13   Second Amendment, dated as of August 23, 2001, to the
                Firstenberg Employment Agreement.

-----------------------
*Previously filed

                                    ELEKTRYON

                          INDEX TO FINANCIAL STATEMENTS



                                                                                          Page
                                                                                          ----
Report of Independent Public Accountants................................................   F-2

Audited Balance Sheets as of December 31, 1999 and 2000.................................   F-4

Audited Statements of Operations for the years ended December 31, 1998, 1999
and 2000................................................................................   F-5

Audited Statements of Changes in Stockholders' Equity for the years ended
December 31, 1998, 1999 and 2000........................................................   F-6

Audited Statements of Cash Flows for the years ended December 31, 1998, 1999
and 2000................................................................................   F-7

Notes to Audited Financial Statements...................................................   F-8


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Elektryon:

We have audited the accompanying balance sheets of Elektryon (a Nevada corporation in the development stage) (the "Company") as of December 31, 2000 and 1999, and the related statements of operations, stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 9, as a result of possible securities laws violations by the Company in connection with the issuances of its common stock, the Company had a contingent rescission liability estimated by management of up to approximately $65 million, excluding any potential penalties and interest, as of December 31, 2000. Management and legal counsel are unable to predict the impact, if any, on the financial position or results of operations of the Company as a result of the ultimate outcome of this matter. In the opinion of management, there is not an amount that is probable and reasonably estimable of the Company's liability upon ultimate resolution of this matter. Therefore, a liability for the contingent rescission obligation is not reflected in the accompanying financial statements.

Accounting principles generally accepted in the United States require that a development stage company present cumulative financial information from inception for the statements of operations, stockholders' equity and cash flows. As more fully explained in Note 2 to the financial statements, no cumulative financial information from inception has been provided in the accompanying statements of operations, stockholders' (deficit) equity and cash flows.

In our opinion, except for the effect of the omission of the development stage company information matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Elektryon as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses during the development stage, and its cash on hand and projected internally generated funds will not be sufficient to fund operations in fiscal 2001, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. As further discussed in Note 9 the Company is subject to a contingent liability related to the potential rescission of the Company's stock. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.



ARTHUR ANDERSEN LLP

Las Vegas, Nevada
August 29, 2001

                                    ELEKTRYON
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 1999 AND 2000


                                                 December 31,      December 31,
                                                     1999              2000
                                                 ------------      ------------
                     ASSETS
Current assets:
    Cash and cash equivalents                    $  6,413,601      $  7,515,099
    Inventories                                            --         4,976,094
    Prepaid expenses and other current assets          26,583           762,462
                                                 ------------      ------------
Total current assets                                6,440,184        13,253,655
    Property, plant and equipment, net                441,931         4,034,771
    Other assets, net                                  34,165         2,985,021
                                                 ------------      ------------
Total assets                                     $  6,916,280      $ 20,273,447
                                                 ============      ============


      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                             $    396,550      $  4,619,874
    Accrued expenses                                  294,015           468,790
    Current portion of long-term debt                  73,434            51,044
    Other current liabilities                          12,600           101,713
                                                 ------------      ------------
Total current liabilities                             776,599         5,241,421
    Long-term debt                                    130,812            89,073
                                                 ------------      ------------
Total liabilities                                     907,411         5,330,494

Commitments and contingencies

Stockholders' equity:
    Common stock; $.001 par value,
    authorized 25,000,000 and
    125,000,000 in 1999 and 2000,
    respectively; issued and outstanding;
    5,266,594 and 7,455,197
    in 1999 and 2000, respectively                      2,439             4,619
    Paid-in capital                                20,725,249        54,300,336
    Deferred compensation                                  --          (350,000)
    Treasury stock                                         --        (1,050,000)
    Deficit accumulated during the
    development stage                             (14,718,819)      (37,962,002)
                                                 ------------      ------------
Total stockholders' equity                          6,008,869        14,942,953
                                                 ------------      ------------

Total liabilities and stockholders' equity       $  6,916,280      $ 20,273,447
                                                 ============      ============


   The accompanying notes are an integral part of these financial statements.

                                    ELEKTRYON
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000



                                           December 31,      December 31,      December 31,
                                               1998              1999              2000
                                           ------------      ------------      ------------
Net sales                                  $         --      $         --      $    190,000

Cost of sales                                        --                --           137,017
                                           ------------      ------------      ------------

Gross profit                                         --                --            52,983

Operating Costs and Expenses:

   Research and development expense           1,501,458         2,833,215         4,426,713

   Selling, general and administrative
     expense                                  2,039,133         5,683,459        12,329,954

  Write down of inventory                            --                --         7,000,000
                                           ------------      ------------      ------------

Operating loss                               (3,540,591)       (8,516,674)      (23,703,684)

Other income (expense):

    Interest income                               7,968             2,611           456,153

    Other                                       (42,601)          (26,966)            4,348
                                           ------------      ------------      ------------

Net loss before income taxes                 (3,575,224)       (8,541,029)      (23,243,183)

Benefit for income taxes                             --                --                --
                                           ------------      ------------      ------------


Net loss                                   $ (3,575,224)     $ (8,541,029)     $(23,243,183)
                                           ============      ============      ============


Loss per common share:
Basic and diluted                          $      (1.11)     $      (1.97)     $      (3.77)
                                           ============      ============      ============

Weighted average common shares
    outstanding                               3,230,256         4,343,549         6,169,462
                                           ============      ============      ============


   The accompanying notes are an integral part of these financial statements.

                                    ELEKTRYON
                        (A DEVELOPMENT STAGE ENTERPRISE)

             STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                                                                           DEFICIT
                                                              PAID-IN                                    ACCUMULATED
                                       COMMON STOCK          CAPITAL IN                                  DURING THE    STOCKHOLDERS'
                                        NUMBER OF   COMMON    EXCESS OF     DEFERRED       TREASURY      DEVELOPMENT     (DEFICIT)
                                         SHARES     STOCK        PAR      COMPENSATION       STOCK          STAGE          EQUITY
                                        -------------------------------------------------------------------------------------------
January 1, 1998                         2,081,203    1,364     3,416,698            -              -     (2,602,566)       815,496
Capital contributions                   1,961,717      161     2,563,777            -              -              -      2,563,938
Common stock issued for services           17,750       18       194,632            -              -              -        194,650
Net loss                                        -        -             -            -              -     (3,575,224)    (3,575,224)
                                        -------------------------------------------------------------------------------------------
Year ended December 31, 1998            4,060,670    1,543     6,175,107            -              -     (6,177,790)        (1,140)
Capital contributions                   1,008,242      698    12,550,848            -              -              -     12,551,546
Common stock issued for services          175,182      175     1,928,067            -              -              -      1,928,242
Common stock issued for land               22,500       23        71,227            -              -              -         71,250
Net loss                                        -        -             -            -              -     (8,541,029)    (8,541,029)
                                        -------------------------------------------------------------------------------------------
Year ended December 31, 1999            5,266,594    2,439    20,725,249            -              -    (14,718,819)     6,008,869
Capital contributions                   1,457,384    1,449    29,015,409            -              -              -     29,016,858
Treasury stock purchased from founders   (650,896)    (651)            -            -    (13,949,974)             -    (13,950,625)
Stock reissued from treasury              650,896      651             -            -     12,899,974              -     12,900,625
Common stock issued for services          731,219      731     3,059,678            -              -              -      3,060,409
Deferred compensation from                      -        -     1,500,000   (1,500,000)             -              -              -
stock option issuances
Amortization of deferred compensation           -        -             -    1,150,000              -              -      1,150,000
Net loss                                        -        -             -            -              -    (23,243,183)   (23,243,183)
                                        -------------------------------------------------------------------------------------------

Year ended December 31, 2000            7,455,197  $ 4,619   $54,300,336   $ (350,000)  $ (1,050,000)  $(37,962,002)   $14,942,953
                                        ===========================================================================================


The accompanying notes are an integral part of these financial statements.

                                    ELEKTRYON
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


                                                                         December 31,           December 31,           December 31,
                                                                             1998                   1999                   2000
                                                                         -----------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                             $ (3,575,224)          $ (8,541,029)          $(23,243,183)
    Adjustments to reconcile net loss to net
      cash used in operating activities:
    Depreciation and amortization                                              59,380                 89,712                396,392
    Write down of inventory                                                        --                     --              7,000,000
    Common stock issued for services                                          194,650              1,928,242              3,060,409
    Warrants issued for services                                                   --                     --                374,572
    Amortization of deferred compensation                                          --                     --              1,150,000
    Increases (decreases) in operating
      accounts:
    Inventory                                                                      --                     --            (11,976,094)
    Prepaid expenses and other current assets                                 (30,876)               103,278               (735,879)
    Accounts payable                                                          202,096                194,454              4,223,324
    Accrued expenses and other current liabilities                             64,844                206,827                263,888
                                                                         -----------------------------------------------------------
Net cash used in operating activities                                      (3,085,130)            (6,018,516)           (19,486,571)
                                                                         -----------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property, plant and
       equipment                                                             (125,270)               (62,226)            (3,902,800)
    Purchase of other assets                                                  (25,000)                    --             (3,037,288)
                                                                         -----------------------------------------------------------
Cash used in investing activities                                            (150,270)               (62,226)            (6,940,088)
                                                                         -----------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Capital contributions                                                   2,563,938             12,551,546             28,642,286
    Payment for treasury stock                                                     --                     --            (13,950,625)
    Proceeds from reissuance of treasury stock                                     --                     --             12,900,625
    Proceeds from long-term debt                                               40,000                     --                     --
    Payments on long-term debt                                                (19,870)               (88,731)               (64,129)
                                                                         -----------------------------------------------------------
Cash provided by financing activities                                       2,584,068             12,462,815             27,528,157
                                                                         -----------------------------------------------------------

Increase (decrease) in cash                                                  (651,332)             6,382,073              1,101,498
Cash and cash equivalents, beginning                                          682,860                 31,528              6,413,601
                                                                         -----------------------------------------------------------
Cash and cash equivalents, ending                                        $     31,528           $  6,413,601           $  7,515,099
                                                                         ===========================================================

Supplemental cash flow information

Cash paid for interest                                                   $     13,395           $     24,819           $     12,916


   The accompanying notes are an integral part of these financial statements.

                                    ELEKTRYON

                        (A Development Stage Enterprise)


                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


1.       DESCRIPTION OF THE COMPANY

         Elektryon, a Nevada corporation (also referred to herein as the "Company"), a development stage company, develops, assembles and has recently begun to market the POWR/MASTR(TM), a natural gas-fueled product designed to generate uninterruptible electricity on-site for the distributed generation market. Elektryon was incorporated as a Nevada corporation on March 1, 1994, under the name Engine Corporation of America. On February 12, 1996, the Company changed its name to Engine World, Inc., and on May 24, 2000, the Company changed its name to Elektryon. In May 2000, the Company amended its Articles of Incorporation to authorize 125,000,000 shares of Common Stock at $ .001 par value. Elektryon's principal executive offices are located at 6565 Spencer Street, Suite 206, Las Vegas, Nevada, 89119.

         The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred operating losses of approximately $35.4 million during the three years ended December 31, 2000. Management anticipates incurring additional losses until the Company can produce sufficient revenues to cover costs. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from its operations. In addition, as a result of possible securities laws violations by the Company in connection with the issuances of its common stock, the Company had a contingent rescission liability estimated by management of up to approximately $65 million, excluding any potential penalties and interest, as of December 31, 2000. The Company currently does not have sufficient funds to honor the potential rescission liability (See Note 9). The Company is therefore severely constrained by a lack of cash resources. As a result of these factors, the Company will be unable, without additional financing, to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

         To date, the Company has funded its activities primarily through private equity funding. The Company has experienced difficulty in obtaining additional funding, and there can be no assurance that financing will be available on terms satisfactory to the Company or that positive operating cash flows will be achieved.

         As a result of the Company's financial condition, it has entered into an agreement with Solo Energy Corporation ("Solo") to sell substantially all its assets, including its intellectual property and patent rights to Solo in exchange for approximately 50% of the combined companies in the form of newly issued common stock of Solo and $5.0 million in cash, subject to certain adjustments (See Note 10). The Company believes that the cash proceeds will be sufficient to discharge any creditor obligations remaining with the Company following the closing of the Solo transaction, with the exception of any rescission obligations to its shareholders (See Note 9). Should the Company be unable to conclude the Solo transaction, the Company would be forced into an immediate scaling back of its operations, reducing its workforce significantly and liquidating its assets to satisfy creditor claims. Management believes such a process would satisfy

                                    ELEKTRYON

                        (A Development Stage Enterprise)


substantially all valid creditor claims but leave the Company with insufficient resources to resume normal operations without additional capital.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Development State Company--Statement of Financial Accounting Standards No. 7 "Accounting and Reporting by Development Stage Enterprises" requires that a development stage company present cumulative financial information from inception for the statements of operations, stockholders' equity and cash flows. Such cumulative financial information from inception has been omitted from the accompanying financial statements.

         Start-up costs--The Company has expensed all start-up costs as incurred.

         Use of Estimates--The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

         Cash And Cash Equivalents--Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

         Property, Plant And Equipment And Long-Lived Assets--Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 5 to 39 years. Leasehold improvements are amortized over the period of the lease, or the estimated useful life of the assets, whichever is shorter. Amortization of assets under capital leases is included with depreciation and amortization expense. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

         The Company evaluates the carrying value of each of the Company's assets for impairment. If, in management's opinion, the fair value of the assets is less than the net book value of the net assets, a loss reserve is established. Fair value is determined based upon discounted cash flows of the assets at rates deemed reasonable for the type of property and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending.

         Certain costs associated with obtaining and licensing patents are capitalized as incurred and are amortized on a straight-line basis over estimated useful lives up to 17 years. The Company reviews long-lived assets and identifiable intangible assets for impairment whenever any events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

         Research and Development--Research and development expenses consist principally of expenditures for research, including materials cost, the assembly and testing of generators conducted by the Company. All research and development costs are expensed as incurred. Prior to August 2000, all costs associated with the development, design, fabrication, installation and trial operation were charged to Research and Development expense. Management believes that

                                    ELEKTRYON

                        (A Development Stage Enterprise)


units fabricated after August, 2000 will be ultimately available for commercial sale and are reflected in Finished Goods inventory as of December 31, 2000.

         Accounting For Stock-Based Compensation--Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" was effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models even though such models were developed to estimate the fair value of freely tradable and fully transferable options, without vesting restrictions, which significantly differ from the Company's stock option awards. Companies are permitted, however, to continue to apply Accounting Principle Board Opinion ("APB Opinion") No. 25, "Accounting for Stock Issued to Employees, " which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has elected to continue to apply APB Opinion No. 25 in its employee stock-based compensation arrangements (See Note 7). Expense for common stock options granted to non-employees is recorded based upon the fair value of the equity instrument awarded calculated through the use of an option-pricing model (See Note 7).

         Risk Concentrations--Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company places its cash equivalents with high credit quality institutions.

         Because the Company has been in the development stage, it has had only one customer during the periods presented. Historically, the Company has utilized sole source suppliers for its generator, electronic control system, cylinder heads, engine and switch unit.

         Net Loss Per Common Share--Basic loss per common share is computed using the weighted-average number of common shares outstanding for the period. Diluted loss per share excludes incremental shares related to employee stock options and certain stock warrants due to their antidilutive effect as a result of the Company's net loss for the periods presented. The number of stock options and warrants excluded in the computation for each of the years 1998, 1999, and 2000 were 978,833, 1,071,950, and 1,332,971, respectively.

         Supplemental Cash Flow Information--In 1999 the Company acquired land in exchange for 22,500 shares of common stock. The land has been recorded at its estimated fair market value of $71,250. In 1998, the Company financed and capitalized approximately $194,000 of leasehold improvements to its manufacturing facilities. In 2000, the Company recognized deferred compensation in the amount of $1,500,000 related to stock options issued with exercise prices below the market value of the Company's stock issued to executives.

         Segment Reporting--The Company is considered to be a single operating segment in conformity with Statement of Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The business activities of the operating segment are the development, manufacture and sale of on-site energy systems.

         Income Taxes--Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss

                                    ELEKTRYON

                        (A Development Stage Enterprise)


and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Due to the uncertainty surrounding the realization of the benefits of its past losses and deferred tax assets, the Company has recorded a valuation allowance against all of its deferred income tax assets.

         Inventory--Inventories are stated at the lower of cost (first-in, first-out basis) or market (net realizable value). In the year ended December 31, 2000, the Company wrote inventories down to estimated net realizable value and recorded an expense of $7 million in the statement of operations, as follows:

                                                                    Estimated
                                                 Valuation        Net Realizable
                               Cost Basis         Reserve             Value
                              -----------      ------------        -----------
          Raw materials       $ 9,220,915      $ (4,244,821)       $ 4,976,094

         Finished goods         2,755,179        (2,755,179)                 -
                              -----------      ------------        -----------
              Total           $11,976,094      $ (7,000,000)       $ 4,976,094
                              ===========      ============        ===========

         Recently Issued Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. We do not expect SFAS No. 133 to have a material effect on our financial condition or results of operations.

         In July 2000, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. When adopted, EITF No. 00-10 requires that all amounts billed to customers in sale of transactions related to shipping and handling be classified as revenue. The Company does not anticipate any material impact resulting from EITF No. 00-10.

                                    ELEKTRYON

                        (A Development Stage Enterprise)


3.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment at December 31, 1999 and 2000 consisted of the following:

                                                    December 31,   December 31,
                                                       1999            2000
                                                    -----------    -----------
Leasehold improvements                              $   215,388    $   818,786
Furniture and equipment                                 166,225      2,918,680
Vehicles                                                156,594        401,563
Land                                                     71,250         71,250
Building and improvements                                     -        301,978
                                                    -----------    -----------
                                                        609,457      4,512,257
                                                    -----------    -----------
Less accumulated depreciation and amortization        (167,526)      (477,486)
                                                    -----------    -----------
Property, plant and equipment, net                  $   441,931    $ 4,034,771
                                                    ===========    ===========

                  Depreciation and amortization expense was approximately $59,000, $89,000, and $310,000 for the years ended December 31, 1998,
         1999 and 2000, respectively.

4.       OTHER ASSETS

         Other assets at December 31, 1999 and 2000 consisted of the following:

                                            December 31,        December 31,
                                               1999                 2000
                                            -----------         -----------
         Capitalized software                $      -           $ 3,037,288
         Capitalized patents                    35,200               35,200
                                             ---------          -----------
                                                35,200            3,072,488
         Less accumulated amortization
                                                (1,035)             (87,467)
                                             ---------          -----------
         Other assets, net                   $  34,165          $ 2,985,021
                                             =========          ===========

         The Company capitalizes internal and external costs incurred to develop internal-use computer software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Such software through December 31, 2000 consisted primarily of Enterprise Resource Planning ("ERP") software. Management periodically reviews and revises, when necessary, its estimate of the future benefit of these costs and expenses them if it deems there no longer is a future benefit. At December 2000, ERP Software development costs capitalized totaled $2,952,927. Costs are amortized over a straight-line basis over the estimated useful life of 3 years. Amortization expense was $84,000 for the year ended December 31, 2000.

                                    ELEKTRYON

                        (A Development Stage Enterprise)

5.       LONG-TERM DEBT

         Long-term debt at December 31, 1999 and 2000 consisted of the following:

                                                            1999         2000
         Notes Payable - Property, Plant and Equipment   $ 204,246    $ 140,117
         Less current portion of long-term debt            (73,434)     (51,044)
                                                         ---------    ---------
                                                         $ 130,812    $  89,073
                                                         =========    =========

         Maturities of long-term debt as of December 31, 2000 are as follows:

         Year                                 Amount
         ----                               ---------
         2001                               $  51,044
         2002                                  61,164
         2003                                  27,909
                                            ---------
                                            $ 140,117
                                            =========

         The Notes Payable for Property, Plant and Equipment are secured by the underlying assets with an approximate book value of $158,000, which are principally vehicles and leasehold improvements and have payment terms of two to five years and bear interest at rates of approximately 10 to 12 percent, a portion of which are tied to the Wall Street Journal prime rate. All interest has been expensed in the year incurred.

6.       INCOME TAXES

         Significant components of the Company's net deferred income tax assets (liabilities) and related valuation allowance at December 31, 1999 and 2000 are as follows:


                                                       Year Ended December 31,
                                                    ---------------------------
                                                        1999           2000
                                                    -----------    ------------
         Deferred tax assets:
         Net operating loss carryforward.......     $   976,885    $  4,771,294
         Research and development..............         559,161       1,716,836
         Inventory.............................         826,331       3,207,691
         Start-up costs........................       1,838,452       1,451,409
                      Valuation Allowance......      (4,200,829)    (11,147,230)
                                                    -----------    ------------
         Net Asset.............................     $        --    $         --
                                                    ===========    ============

                                    ELEKTRYON

                        (A Development Stage Enterprise)


         Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future income tax returns, the Company has recorded a valuation allowance against all of its deferred income tax assets.

         As of December 31, 1999 and 2000, the Company has net operating loss ("NOL") carryforwards of approximately $2.9 million and $14.0 million, respectively. Such NOL's can be carried forward to offset future taxable income, if any. As a result of the cumulative changes in stock ownership by key shareholders, the actual amount of the Company's net operating loss carryforwards may be limited by Section 382 of the Internal Revenue Code. Annual limitations have not yet been determined. Net operating losses expire at various dates through 2020.

         A reconciliation of the expected income tax benefit to the federal statutory rate of 34% is as follows:



                                                     Year Ended December 31,
                                                   --------------------------
                                                    1998      1999      2000
                                                   ------    ------    ------
         Federal income tax benefit at the
         statutory rate..........................  (34.0%)   (34.0%)   (34.0%)

         Permanent items.........................    4.6%      4.6%      4.1%

         Valuation allowance.....................   29.4%     29.4%     29.9%
                                                   ------    ------    ------
                                                       -%        -%        -%
                                                   ======    ======    ======

7.       STOCK OPTION PLANS

         The Company has authorized the granting of options for the purchase of the Company's common stock to both employees and non-employees. The vesting terms range from immediate vesting to 90 days and the options have contractual terms ranging from 1 year to 5 years. As of December 31, 2000, the Company had outstanding options to employees and various third parties for the purchase of up to 1,207,971 shares of the Company's common stock.

         The Company recognizes compensation expense for the difference between the exercise price of the options and the fair market value of the Company's common stock at the time of the grant for employees and the estimated fair market value of the options determined using the Black-Scholes model for non-employees.

         Under the employment contracts with its two principal executives (See
Note 9), the Company issued 250,000 options at an exercise price which was below the market value of the Company's stock. The options vest 50% immediately and 50% 90 days from grant. Accordingly the Company recognized $1.5 million in deferred compensation based on the difference between the exercise price of the options and the market value of the stock on the date of grant. Based on the vesting of the options, $1.15 million of expense was recognized in 2000.

                                    ELEKTRYON

                        (A Development Stage Enterprise)

         Stock-based compensation for the three years ended December 31, 2000 is as follows:


================================================================================
Year                      Options granted        Recorded compensation expense
--------------------------------------------------------------------------------
1998                           68,567                      $  457,251
1999                          161,592                      $  832,728
2000                          390,473                      $2,373,171
================================================================================

                                    ELEKTRYON

                        (A Development Stage Enterprise)


         Information relating to the outstanding stock options is as follows:


                                                                           Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                          1998                        1999                          2000
------------------------------------------------------------------------------------------------------------------------------------
                                                              Weighted                      Weighted                      Weighted
                                                               Average                      Average                       Average
                                                              Exercise         No. of       Exercise        No. of        Exercise
                                             No. of Shares      Price          Shares        Price          Shares          Price
Outstanding at beginning of year                 920,000     $     1.20        978,833     $     1.72      1,071,950     $     3.06


Granted                                           78,567          10.26        226,917          14.05        400,473           7.14

Exercised                                        (14,201)        (11.48)       (63,467)        (13.74)       (84,829)         (6.88)

Forfeited/canceled                                (5,533)        (10.48)       (70,333)        (10.24)      (179,623)        (11.11)
                                              ----------     ----------     ----------     ----------     ----------     ----------

    Outstanding at end of year                   978,833     $     1.72      1,071,950     $     3.06      1,207,971     $     1.65

Exercisable at year end                          978,833     $     1.72      1,071,950     $     3.06      1,082,971     $     1.39


                                                Weighted      Weighted       Weighted       Weighted       Weighted       Weighted
                                              Average Fair    Average        Average        Average         Average       Average
                                                Value of      Exercise      Fair Value      Exercise      Fair Value      Exercise
                                                 Options        Price       of Options        Price       of Options        Price
Options granted with exercise                 $     7.19     $     9.84     $     6.14     $    10.00     $     9.42     $     4.52
price below market value of
stock on grant date

Options granted with exercise                 $     6.33     $    10.00             --             --             --             --
price equal to market value of
stock on grant date

Options granted with exercise                 $     6.29     $    15.00     $     4.89     $    15.98     $     7.78     $    16.19
price in excess of market
value of stock on grant date
------------------------------------------------------------------------------------------------------------------------------------

                                    ELEKTRYON

                        (A Development Stage Enterprise)


         Additional information regarding options outstanding at December 31, 2000, is as follows:

                                               Outstanding                             Exercisable
                                ----------------------------------------      -----------------------------
                                                 Average
                                                 Weighted       Weighted
                                                Remaining        Average                        Weighted
                                 Number of     Average Life     Exercise       Number of        Average
     Exercise Price               Options        (Years)          Price         Options      Exercise Price
     ----------------           ----------     ------------     --------      ----------     --------------
     $1.00 to $5.00             1,150,000       1.12 years       $  1.87      1,025,000         $  1.49
     $10.00 to $22.00              57,971       1.06 years       $ 15.10         57,971         $ 15.10

         The impact of SFAS No. 123 was calculated using the Black-Scholes model with the following assumptions for 1998, 1999 and 2000: risk-free interest rate of approximately 5.0 percent, expected volatility of 98% and no assumed dividend yield. The weighted average expected life of the options granted was 1, 2 and 5 years for 1998, 1999, and 2000, respectively.

         Had compensation expense been determined consistent with SFAS 123, the Company's net loss and loss per share would have increased by the following pro forma amounts:

                                          1998          1999          2000
                                       ----------    ----------    -----------
         Loss as reported              (3,575,224)   (8,541,029)   (23,243,183)
         Pro forma loss                (4,008,823)   (9,135,142)   (24,303,101)
         Loss per share as reported       (1.11)       (1.97)         (3.77)
         Pro forma loss per share         (1.24)       (2.10)         (3.94)

         For purposes of determining the SFAS No. 123 pro forma compensation expense, the weighted-average fair value of the options is amortized over the expected life of the options.

         The Company issued warrants in July 2000 to purchase 125,000 shares of the Company's stock at an exercise price of $20. The exercise price of the warrants are subject to adjustment should the Company sell its common stock to any party at any price less than the grant price of the warrants. As of December 31, 2000, no shares had been issued at a price less than $20 since the warrants were issued. The Solo transaction (See Note 10) is a triggering event that may adjust the exercise price of the warrants to a lower value. The value of the warrants is approximately $750,000 and is based on the Black-Scholes model with the following assumptions: market value of the Company's stock at $11.00 per share (based on the equalization price discussed in Note 9), risk-free interest rate of approximately 5.0 percent, 5 year expected life of the warrant, expected volatility of 98% and no assumed dividend yield.

                                    ELEKTRYON

                        (A Development Stage Enterprise)


8.       RELATED PARTY TRANSACTIONS

         The Company acquired certain intellectual property in 1998 from its three founding shareholders in exchange for 1,800,000 shares of common stock. In addition, 1,946,500 shares of the Company's common stock were issued to the founding shareholders for no consideration. The Company has recorded no asset value in its financial statements as a result of these share issuances.

         The Company paid $263,000, $583,000 and $647,000 in consulting compensation to its three founding shareholders in 1998, 1999 and 2000, respectively.

         During 2000, the Company purchased shares of the Company's common stock from the founding shareholders (See Notes 9 and 10).

9.       COMMITMENTS AND CONTINGENCIES

         The Company leases office, manufacturing and warehouse space under various non-cancelable operating leases. Rent expense related to these leases amounted to approximately $49,000, $70,900 and $140,400 for the years ended December 31, 1998, 1999 and 2000, respectively.

         At December 31, 2000, the Company's commitments under noncancelable operating leases were as follows:

                          Year Ending
                          December 31:
          2001........................................           $132,250
          2002........................................            126,250
          2003........................................             73,292
          2004........................................             70,437
          2005........................................             70,437
          Thereafter..................................            164,354
                                                                 --------
          Total minimum lease payments................           $637,020
                                                                 ========

         The Company had approximately $9.4 million in outstanding purchase orders at December 31, 2000, primarily for raw materials, inventory parts and plant supplies with various suppliers.

         As a result of possible securities laws violations by the Company in connection with the issuances of its common stock, the Company had a contingent rescission liability estimated by

                                    ELEKTRYON

                        (A Development Stage Enterprise)


management of up to approximately $65 million, excluding any potential penalties and interest, as of December 31, 2000. In June and July 2001, following the Company's disclosure to shareholders of certain potential securities law claims, investor shareholders representing approximately 79% of the total shares outstanding as of June 30, 2001, had waived their right of rescission. In connection with the waivers, the Company issued additional shares to all accredited investors who waived their rescission right and who paid in excess of $11.00 per share in cash for their shares, equalizing their average price paid per share to $11.00. The Company currently does not have sufficient funds to honor the potential liability should rescission be requested by those shareholders who have not waived their rescission rights. Management and legal counsel are unable to predict the impact, if any, on the financial position or results of operations of the Company as a result of the ultimate outcome of this matter. In the opinion of management, there is not an amount that is probable and reasonably estimable of the Company's liability upon ultimate resolution of this matter. Therefore, a liability for the contingent rescission obligation is not reflected in the accompanying financial statements. Additionally, any defect in the disclosure concerning the waivers could result in a greater than expected rescission amount. There can be no assurance that claims asserting violations of state or federal securities laws will not be asserted notwithstanding the waiver offer. Furthermore, there can be no assurance that the Company will not be subject to penalties or fines relating to past securities issuances or that the offerees or other holders of the common stock will not assert and prevail in claims against the Company for rescission or damages under federal or state securities laws.

         During 2000, the Company purchased approximately 651,000 shares of the Company's common stock from the founding shareholders for approximately $14.0 million in cash (See Note 10). The source of such cash was primarily sales of stock to third party investors, and management believes that the use of proceeds to purchase shares from the Company's founders was not disclosed to such investors in many instances. These transactions are presented in the accompanying statements of changes in stockholder's (deficit) equity as treasury stock purchased from founders and stock reissued from treasury. The proceeds received from the third party investors are included in the $65 million contingent liability for rescission rights described above.

         In addition, management believes that approximately 250,000 shares of the Company's common stock were sold by the Company's founders, primarily during 1999 and 2000, directly to third party investors and the proceeds were not remitted to the Company. It further appears that in many cases the fact that the proceeds were not remitted to the Company was not disclosed to the third party investors. In the opinion of management, the ultimate resolution of any claims arising from these stock transactions with third party investors will not have a material adverse effect on the Company's financial position or results of operations. These transactions are considered transactions among shareholders and therefore not reflected in the accompanying financial statements.

         The Company signed three year employment contracts with its two principal executives on November 7, 2000 and December 15, 2000, respectively, that require aggregate compensation expenditures of $500,000 per year. The contracts also specify certain bonus and option arrangements. Additionally, the contracts specify that if the executive's employment with the Company terminates before the end of the Employment Period (a) for any reason, the Company will pay the executive a lump sum equal to his/her earned but unpaid salary for the period ending on the date of the termination of his/her employment, but in no event less than one year's annual salary; and (b) as a result of the executive's termination of employment by the Company a lump sum payment equal to his/her salary for the period commencing on the date of termination of his

                                    ELEKTRYON

                        (A Development Stage Enterprise)


/her employment and ending on the earliest of the last day of the executive's Employment Period, the date of the executive's death, or the first anniversary of the date of termination of his/her employment (See Note 7).


10.      SUBSEQUENT EVENTS

         THE SOLO TRANSACTION--The Board of Directors of Elektryon has adopted a plan of reorganization (the "Plan of Reorganization"), subject to shareholder approval, pursuant to which Elektryon has entered into an Asset Acquisition Agreement with Solo pursuant to which Solo will acquire substantially all of Elektryon's assets (the "Asset Acquisition") in exchange for (a) $5 million in cash, subject to adjustment, as defined, (b) 51,878,788 shares of Solo's common stock, par value $.001 per share ("Solo Common Stock"), (c) up to 36,363,636 additional shares of Solo Common Stock to the extent Elektryon achieves specified sales and other goals after the closing of the proposed transaction, and (d) Solo's assumption of specified liabilities of Elektryon. Upon consummation of the transaction, Elektryon will be entitled to receive 51,878,788 shares of Solo Common Stock (including shares to be deposited in the escrow account but not including any earn-out shares), or approximately 50% of the then outstanding shares of Solo Common Stock after giving effect to (i) the exercise of all outstanding warrants of Solo to purchase shares of Solo convertible preferred stock and (ii) the conversion of all the then outstanding Solo convertible preferred stock (including the shares of Solo convertible preferred stock referred to in clause (i). The Solo agreement that was originally set to expire on June 30, 2001 was extended to July 30, 2001, by mutual agreement on June 14, 2001, and again to August 31, 2001, by mutual agreement on August 7, 2001.

         In connection with the Asset Acquisition, the Company has sought a waiver and release of certain identified potential securities law claims which the Company's shareholders may have against the Company. Shareholders who have signed a waiver and release of such claims received additional shares of common stock, par value $0.001 per share ("Common Stock"), of Elektryon which shares were intended to result in an average cost of $11.00 per share to such shareholders. Shareholders who purchased their shares for $11.00 per share or less were paid nominal consideration of $10.00 per holder, regardless of the number of shares held. Solo's obligations under the Asset Acquisition Agreement are conditioned on Elektryon's obtaining such waivers from shareholders representing at least 60% of the aggregate shares of Common Stock held by all of Elektryon's shareholders. As of June 30, 2001, waivers from holders of approximately 79% of the outstanding shares had been received and an additional
1.8 million shares of Common Stock were issued during June and July 2001.

         If the Asset Acquisition is consummated, Elektryon will hold the Solo shares until distributed pro-rata to its shareholders upon the earlier of two years from the closing of the Asset Acquisition Agreement or Solo's Initial Public Offering. Following the Solo share distribution, Elektryon will wind up its affairs and distribute its remaining assets to the Elektryon shareholders. If the Asset Acquisition is consummated, Elektryon will transfer substantially all of its assets to Solo and wind up its business. The terms of the Asset Acquisition Agreement require that Elektryon pay Solo $500,000 if the agreement is terminated by Solo because Elektryon has breached certain covenants under the agreement or by either party because Elektryon's board of directors has received a superior proposal as defined.

                                    ELEKTRYON

                        (A Development Stage Enterprise)


         On June 25, 2001, the California Department of Corporations approved the fairness of the terms and conditions of the issuance of Solo common stock in the Solo transaction following a public hearing on that same day. On June 27, 2001, the Company's shareholders holding approximately 70% of the outstanding shares consented to the Solo transaction. Closing of the transaction is subject to certain other conditions.

         On August 29, 2001, the Company was advised by Solo that the financing for its acquisition of Elektryon's assets was not in place and that Solo could not close the proposed transaction by August 31, 2001. The Company is examining its alternatives, including renegotiating the transaction with Solo, seeking other potential investors, liquidating its inventory, severely curtailing its operations, or filing for bankruptcy protection while it seeks additional financing or a buyer for its assets. Any transaction with Solo or other parties for the sale of the Company or substantially all of its assets will require shareholder approval, a process that management estimates will take four to six months under the proxy rules of the Securities and Exchange Commission.

         THE SETTLEMENT WITH THE COMPANY'S FORMER DIRECTORS--Pursuant to a Separation and Release Agreement dated as of February 28, 2001 (the "Separation and Release Agreement"), the Company and Messrs. Meisinger and Stinson (the "Former Directors") settled and released all claims against each other. The Separation and Release Agreement provides for the termination of the Former Directors' employment with the Company and their resignation from its Board of Directors. The Separation and Release Agreement also terminates all other agreements between the Company and the Former Directors, including the termination of stock option grants to purchase 930,000 shares of Common Stock, and provides for the assignment by the Former Directors of their alleged rights in any Elektryon intellectual property.

         In 2001, the Former Directors surrendered an aggregate of 461,950 shares of Common Stock to the Company, paid the Company an aggregate of $2,500,000 and gave the Company promissory notes for an aggregate of $10,257,000, which notes are non-recourse to the Former Directors but are secured by the Former Directors' remaining shares of Common Stock not surrendered to the Company in connection with the settlement. The Company expects that these notes will be fully reserved for financial reporting purposes. The Former Directors agreed to restrictions on their right to transfer their remaining shares of Common Stock and agreed to apply proceeds from any permitted sales of their shares to repay the promissory notes. In addition, the Former Directors agreed to subject their remaining shares of Common Stock to a voting trust agreement, which provides that the Former Directors have appointed Curtis Olson, a director of the Company, their proxy and attorney-in-fact with respect to the voting of such shares. Under the voting agreement, Mr. Olson will vote the Former Directors' shares of Common Stock in the same proportion as the votes cast or consents given by all holders of Common Stock except the Former Directors and persons affiliated with them. The voting agreement also prohibits the Former Directors from soliciting proxies, engaging in tender offers or taking other steps to affect the composition of the Company's Board of Directors or its affairs and policies.

         The Company also entered into a separate settlement agreement with Edwin Wheeler dated January 19, 2001. This settlement provides for the payment of $1.5 million to Elektryon in exchange for 75,000 shares of Common Stock, the contribution of 550,000 shares of Common Stock to the Company at no cost to the Company, the repudiation of all options to purchase common stock in which Wheeler or his spouse hold any beneficial interest and the relinquishment of any and all positions, agreements or understandings of any kind that Wheeler or any affiliate of

                                    ELEKTRYON

                        (A Development Stage Enterprise)


Wheeler may have with the Company, without any payment by the Company. In addition, all shares owned by Wheeler are voted in accordance with the provisions of a voting agreement between the Company and Wheeler. In consideration for the above agreements, the Company has agreed not to sue Wheeler regarding the sale or transfer of any of his founders stock or for any incident arising directly or indirectly from Wheeler's performance of services to the Company.

         LITIGATION--On March 9, 2001, Bill Eggar, Mike Lewis and E.L. Energy Connection, Inc. commenced an action against Elektryon and Philip Meisenger in the District Court of Ector County, Texas alleging that defendants breached (i) an agreement to pay finder's fees to Messrs. Eggar and Lewis for introducing investors to Elektryon, and (ii) an agreement to buy out an alleged distribution agreement pursuant to which plaintiffs marketed Elektryon's products to prospective customers. Plaintiffs are seeking unspecified money damages, an accounting with respect to proceeds from the sale of shares of Common Stock, and specific performance of the alleged agreement to buy out the alleged distribution agreement for 35,000 shares of Common Stock. Management believes the ultimate outcome of this matter will not have a material adverse effect on the Company's financial position or results of operations.

         On June 4, 2001, Allrite Sheet Metal, Inc. ("Allrite") filed a complaint against Elektryon in the District Court of Clark County, Nevada alleging that Elektryon breached an alleged contract with Allrite for the design and manufacture of canopy assembly units by failing to pay for delivered units and repudiating the alleged contract. Allrite is seeking unspecified damages. The Company and Allrite are discussing the claims asserted in Allrite's complaint. Should Allrite prevail in its complaint, the result could have a material adverse effect on the Company's financial position and results of operations.

         On June 13, 2001, three shareholders of the Company filed a lawsuit to require the Company to refund their investment in the Company's common stock. The ultimate liability in the event of an adverse outcome of the lawsuit is approximately $150,000, plus statutory interest. The lawsuit has been withdrawn, but may be refiled in another jurisdiction.

         On June 22, 2001, Dynalco Controls Corporation ("Dynalco") filed a complaint against Elektryon in the United States District Court for the District of Nevada alleging that Elektryon breached an alleged contract with Dynalco for the purchase of air/fuel controller systems by failing to pay for delivered systems. Dynalco is seeking damages of $112,000 plus interest and costs. The Company and Dynalco are discussing the claims asserted in Dynalco's complaint. Management believes the ultimate outcome of this matter will not have a material adverse effect on the Company's financial position or results of operations.

                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized.

                                            ELEKTRYON


Dated:  October 10, 2001                    By:  /s/ Michael E. Holmstrom
                                                 ------------------------
                                                   Michael E. Holmstrom
                                                   President


                                            By:  /s/ Joanne Firstenberg
                                                 ------------------------
                                                   Joanne Firstenberg
                                                   General Counsel

                                INDEX TO EXHIBITS

Exhibit No.                                Description
----------                                 -----------
        2.1     Asset Acquisition Agreement between Solo Energy Corporation and
                Elektryon dated April 16, 2001.*

        2.2     Liquidating Trust Agreement.*

        2.3     Plan of Reorganization of Elektryon.*

        2.4 Letter Agreement between Solo Energy Corporation and Elektryon dated June 14, 2001.*

        2.5     Amended and Restated Plan of Reorganization of Elektryon. *

        3.1 Amended and Restated Articles of Incorporation of Elektryon dated August 21, 2000.*

        3.2     Amended and Restated By-Laws of Elektryon dated August 21,
                2000*.

        9.1     Voting Agreement dated as of February 28, 2001, among Elektryon,
                Philip C. Meisinger, Gene E. Stinson and Curtis Olson.*

        9.2     Voting Agreement dated as of November 11, 2000, as amended
                January 19, 2001, between Elektryon and Edwin Wheeler.*

        10.1    Employment Agreement dated December 15, 2000, as amended on
                February 12, 2001, between Elektryon and Joanne Firstenberg
                ("Firstenberg Employment Agreement").*

        10.2    Employment Agreement dated November 7, 2000, as amended on
                February 12, 2001, between Elektryon and Michael E. Holmstrom
                ("Holmstrom Employment Agreement").*

        10.3 Separation and Release Agreement, dated as of February 28, 2001, among Elektryon, Philip C. Meisinger and Gene E. Stinson.*

        10.4    Release, dated as of February 28, 2001, among Elektryon, Philip
                C. Meisinger and Gene E. Stinson.*

        10.5    Pledge Agreement, dated as of February 28, 2001, made by Philip
                C. Meisinger in favor of Elektryon.*

        10.6    Pledge Agreement, dated as of February 28, 2001, made by Gene E.
                Stinson in favor of Elektryon.*

-----------------------
*Previously filed


        10.7    Promissory Note, dated as of February 28, 2001, made by Philip
                C. Meisinger in favor of Elektryon.*

        10.8    Promissory Note, dated as of February 28, 2001, made by Gene E.
                Stinson in favor of Elektryon.*

        10.9 Agreement and Release, dated January 9, 2001, between Elektryon and Edwin W. Wheeler.*

        10.10   First Amendment, dated as of July 3, 2001, to the Holmstrom
                Employment Agreement.

        10.11   Second Amendment, dated as of August 23, 2001, to the Holmstrom
                Employment Agreement.

        10.12   First Amendment, dated as of July 3, 2001, to the Firstenberg
                Employment Agreement.

        10.13   Second Amendment, dated as of August 23, 2001, to the Firstenberg
                Employment Agreement.

-----------------------
*Previously filed


                                       E-2